Email Communications

First_Name - great chatting just now!

Here are some useful links to show you the power of humanity and its potential for impact at scale.

Best wishes,
Pete

Blurb:

Humanity (https://humanity.health) is the #1 health and longevity app platform that leverages AI and longitudinal health data to monitor people's rate of aging and biological age, and guides them to slow it down, and even reverse it, based on what's working for people like them.

The founders have founded, scaled and exited b2c and b2b2c platforms to over 1 billion users and hundreds of millions of dollars in revenues, and are on a mission to give 1 billion years of health back to humanity by the end of this decade.

Raise:

- already closed > $2.3m in this round
- includes Seedcamp, One Way Ventures, S16, the co-founder of Match.com, Shazam, Editor in chief of Lifespan.io and more
- includes $440k raised from crowd raise on Wefunder, largely from Humanity customers who love the product (raised more in first week than any other company on Wefunder. Learn more here: https://wefunder.com/humanity

- $60k remaining on preferential terms ($30m cap and 15% discount on a SAFE) and then $35m cap and 10% discount for up to $1m more.
- Plan is to raise a much bigger round in the second half of 2024.

Here's a link to the deck: https://docsend.com/view/mmv9qsgn9yfh657r

Here's a link to the investors on our cap table:
https://docsend.com/view/sxudkfyxfqhdyisn

Target: angels and single family offices.

All the key headline points can be found on the Wefunder page above.

Latest Update:

- Most recent quarterly investor update here:
https://docsend.com/view/s7i8fyanm22km6i3

- 170,000 users, 4.8 App Store rating and 10x market leading engagement (65% WAU/MAU and 35% DAU/MAU), retention (74% after 12 weeks for premium users) and conversion to premium (12%) metrics.
- just launched Humanity enterprise for B2B partners due to inbound commercial interest to offer Humanity to their teams, customers and citizens
- a number of big b2b commercial partnerships to be announced soon
- partner API's read for integration of aging models for movement, heart rate and blood markers by end of Jan
- launching a higher tier "pro" subscription offering in Jan which includes measuring Biological Age and Rate of Aging from blood results
- just published a ground breaking scientific paper in Nature in partnership with Imperial College London, having developed a blood biomarker model for aging that's 9% more accurate than the world's leading blood model for aging, and only needs 6 blood markers, radically increasing access.

Private Communications

1. WhatsApp, Telegram, SMS/iMessage Direct Message

~~**Video message to cover the following bullets (Pete and MG to keep the messages loose and different and send by text video message on both Whatsapp and Telegram):**~~

- ~~Any personal message relevant to the person~~

- ~~My company Humanity is opening up for supporters of our mission to own a piece of the company~~
- ~~Wanted to give you a heads up before the public campaign starts~~
- ~~We're offering preferential terms during the private phase~~
- ~~We're expecting it to fill up pretty quickly~~
- ~~Will share a link where you can reserve your allocation~~

~~**Alternate message 1I / Immediate message to paste into the conversation right after sending the video message:**~~
~~Check out the video and make sure to reserve your allocation before the public phase starts: https://wefunder.com/humanity~~

Variant 1

Message 1:

Hey XXXX! I wanted to give you a personal heads up: Our startup, Humanity - the #1 health & longevity app, is opening up for friends and family and supporters of our mission to own a piece of the company, before it opens to the public.

We're offering preferential terms during the private phase and expect it to fill up quickly.

Message 2:

Here's a link to the page where you can watch the video and reserve your allocation: https://wefunder.com/humanity

Message 3:
Let me know what you think? Would be great to have you on the journey with us.

Variant 2:

Message 1:

"Hey [Friend's Name]! I wanted to give you a personal heads up: We're offering friends and family and supporters of our mission, the opportunity to invest in Humanity - the #1 health & longevity app, with preferential terms before we open up to the public.

Message 2:

Check out the video and details here: [https://wefunder.com/humanity] where you can reserve an allocation before it fills up.

Message 3:

If you have any questions, let me know. Would be great to have you on the journey with us!

Variant 3 (if already in conversation):

Btw! We launched our crowd raise in private phase! :) We're offering preferential terms before opening to the public, and you can invest from as little as $100 so no excuses haha! Here's the link which includes our fundraiser video: https://wefunder.com/humanity

Let me know what you think? Would be be great to have you on the journey with us!

Follow up message after x days:

Hey NAME, did you get a chance to check it out?

Alts:

What do you think of the raise?

What did you think of the page?

—--

2. WhatsApp, Telegram, SMS/iMessage Group Message

Variant 1:

Message 1:

"Hey [e.g. ICE fam]! @MG and I wanted to give you a personal heads up:

We've just opened up our raise to the crowd (in "private phase") and are offering preferential terms on the next $500k having already closed $1.8m on the same terms.

Now's your chance to own a piece of Humanity - the #1 health & longevity app - before we open up to the public.

Message 2:

You've been huge supporters to us over the years, and it would be great to have as many of you along for the ride as possible!

Reserve your allocation before it fills up and check out the video (with some familiar faces!) here: https://wefunder.com/humanity

3. WhatsApp, Telegram, SMS/iMessage Group Member Message

[to be done]

Maggies draft below in yellow but ours will be much closer to variants done elsewhere

To be still reviewed and updated

SUMMIT/Whatsapp Groups Message:

Hey Summiters, @MG and I wanted to give you a heads up:

We've just opened up our community round to become equity owners in Humanity (the world's #1 health & longevity app) to the public today! {rocket emoji}

We'd love it if you joined our mission by reserving an allocation (from as little as $100) and watching the video, on this link: https://wefunder.com/humanity

Thanks in advance for your support! {prayer thank you emoji}

SUMMIT Individual Message:

Hey NAME, as a fellow summiter, I wanted to reach out to you specifically given your *XYZ* background or experience with *XYZ*. Humanity is currently raising a small community round,

and would love to have you on the cap table.

Follow Up: What do you think of the raise?

LinkedIn Post:

Exciting news for Humanity!

Humanity recently closed $1.8m in funding and we're now extending our round to allow our customers, fans, and supporters to become investors as well.

You can learn more HERE: https://wefunder.com/humanity

For the past few years, my cofounder (MG) and I have built Humanity into the #1 longevity app.

It's powered by AI and guides you to slow your aging, by monitoring your movement, heart rate, lifestyle (and soon blood marker) patterns.

Since we lost loved ones to chronic disease and felt helpless at the time, we wanted to create a system that helps people understand what's causing them to get sick before it's too late and help them live a healthier life for longer.

We're just getting started, and already have over 160,000 users, 4,500 reviews on the App Store, averaging 4.8/5 stars, with proven behavior change and market leading engagement and retention metrics.

Many of you here have been with us since day one, and we wanted to give an opportunity to secure your spot and invest alongside our VC partners.

You can become a shareholder here: https://wefunder.com/humanity

We're excited to have you on board as we embark on this new chapter.

Personal FB Post:

Hey Friends,

Humanity recently closed $1.8m in funding and we're now extending our round to allow our customers, fans, and supporters to become investors as well.

You can learn more HERE: https://wefunder.com/humanity

For the past few years, my cofounder (MG) and I have built Humanity into the #1 longevity app.

It's powered by AI and guides you to slow your aging, by monitoring your movement, heart rate, lifestyle (and soon blood marker) patterns.

Since we lost loved ones to chronic disease and felt helpless at the time, we wanted to create a system that helps people understand what's causing them to get sick before it's too late and help them live a healthier life for longer.

The healthcare industry is extremely reactive, only jumping in when individuals are already sick. Humanity is leading a new wave in preventative health and we're on a mission to give back 1 billion years of health by the end of this decade.

We're just getting started, and already have over 160,000 users, 4,500 reviews on the App Store, averaging 4.8/5 stars, with proven behavior change and market leading engagement and retention metrics.

Because this round has a lot of outside interest, there's a high chance it will sell out. Many of you here have been with us since day one, and we wanted to give an opportunity to secure your spot with a guaranteed allocation before we open it up to the public.

Make your investment HERE: https://wefunder.com/humanity

We're excited to have you on board as we embark on this new chapter.

Pete & MG

4. WhatsApp, Telegram, SMS/iMessage Group Story

[Maggies is preparing some images we can use for both Stories and Posts]

5. WhatsApp, Telegram, SMS/iMessage Group Team Message

Message 1:

Hey XXXX! I wanted to give you a personal heads up: The startup I'm working for, Humanity (a health & longevity app), is offering a chance for friends and customers to own a piece of the company on preferential terms, before it opens up to the public in a few weeks.

You can invest from as little as $100 and the founders expect it to fill up quickly.

Message 2:

To check it out, here's a link to the fundraiser page where you can watch the video and reserve an allocation before it fills up: https://wefunder.com/humanity

Message 3:
Let me know what you think? Would be great to have you on the journey with us.

6. Email 1st Degree Connections

Subject:

Invest in Humanity - the #1 health & longevity app - before we open to the public

Body:

Hi First_Name,

I wanted you to be one of the first to know about an offering we are extending to our existing connections, customers and early supporters of the company I co-founded, Humanity - the #1 healthy & longevity app:

As of now, you can **reserve an investment allocation in Humanity with preferential terms**, before we open to the public in a few weeks time.

We've closed $1.8m in notes on the same terms and are extending those terms to our supporters, to activate our community and help us accelerate our mission, before we raise a bigger investment round, likely next year.

To learn more about the opportunity and reserve your allocation before it fills up, check out the video and more details here:

https://wefunder.com/humanity

Humanity is already backed by 75 angels and well-known venture funds, including some of the world's most renowned founders and investors in health & longevity, such as the founders of Calm, SweatCoin, One Medical, Seedcamp, ai Capital and more.

You can also schedule a 15 min call with me or my co-founder, here, if you'd like to discuss further.

Best wishes,

Pete

7. Email 2nd Degree Connections

Subject:

Reserve an allocation in Humanity - the #1 health & longevity app - before we open to the public

Body:

Hi First_Name,

As someone who's connected to one of our existing investors or trusted connections, I wanted you to be one of the first to know about an early access opportunity:

As of now, you can **reserve an investment allocation in Humanity - the #1 health & longevity app** and the company I co-founded, on preferential terms, before it opens up to the public in a few weeks.

To learn more about the opportunity and reserve your allocation before it fills up, check out the video and more details here:

https://wefunder.com/humanity

Humanity is already backed by 75 angels and well-known venture funds, including some of the world's most renowned investors in health & longevity such as the founders of Calm, SweatCoin, One Medical, ai Capital and more, and has already closed $1.8m of investment on the same terms.

You can also schedule a 15 min call with me or my co-founder, here, if you'd like to discuss the opportunity further.

Best wishes,
Pete

8. Email 3rd Party Contacts

Subject:

Reserve an allocation in Humanity - the #1 health & longevity app - now open to the public

Body:

Hi First_Name,

Pete and Mike here, founders of Humanity- the world's #1 health and longevity app, powered by AI. We met previously at a health conference, and just launched something super exciting, so wanted you to be one of the first to know:

Humanity just opened up its community raise to the public and we're offering preferential terms on the next $500k raised, having already closed $2m on the same terms.

Humanity is already backed by 75 angels and well-known venture funds, including some of the world's most renowned investors in health & longevity such as the founders of Calm, SweatCoin, One Medical, ai Capital and more.

To learn more about the opportunity and reserve your allocation before it fills up, check out the video and more details here:

https://wefunder.com/humanity

You can also schedule a 15 min call with me or my co-founder Mike, here, if you have any questions.

Best wishes,
Pete

9. Email Humanity Users

Launch:

Subject: Message from Humanity co-founders, Pete & MG

Hey First_Name!

Pete & MG here, co-founders of Humanity.

As you're one of our early adopters of Humanity, we wanted you to be one of the first to know:

We're now offering friends, family and early supporters of our mission the opportunity to **invest in Humanity under preferential terms**, before we open to the public in a few weeks time.

Join us, alongside some of the world's most renowned investors in health & longevity, such as the founders of Calm, SweatCoin, One Medical, Seedcamp, ai Capital and more.

To learn more and reserve your allocation before it fills up, check out the video and more details here:

https://wefunder.com/humanity

You can invest from as little as $100 and unlock additional Humanity perks if you invest $1,500 or more.

Our mission is to give back 1 billion years of health back to humanity by the end of this decade.

If we are to achieve that, we need to be super collaborative and radically inclusive. That's where you come in. We need passionate investors and advocates like you, to help us get there.

Reserve your spot as an investor **HERE**

And join us in helping all humanity live healthier, for longer!

Pete & MG

Follow up

Subject: Message from Humanity founders

Hey {first name}

Pete & MG here. Hope you're enjoying the new functionality in Compare which makes it

easier for you to celebrate progress with friends in your circle. Look out for more social features coming *very* soon.

A huge thank you to those who've already reserved an allocation in Humanity on our crowdfunding campaign on Wefunder. Your support helps us in accelerating towards our mission of giving 1 billion years of health back to the world by the end of this decade.

Here are some our favorite comments left by Humanity users, and now investors:

> These two founders are very special and the app is just beautiful - longevity is also key for solving many chronic illnesses - incredibly impactful.

> I use the app daily, has helped given me the motivation to change and am hoping others will feel the same.....simple actions caused me to go for over 4 years in age.

> I've used the app since day one and find it so informative and invaluable to helping me keep on top of my age management

In line with our values, we wanted to extend the opportunity to each and everyone one of you, to become part owners in Humanity alongside world renowned venture capitalists, health industry leaders, and prominent angels.

For those who have yet to reserve an allocation, it's not too late, we still have a few weeks before launching to the public.

If you haven't seen our Wefunder page yet, check it out here.

Webinar Invite:

Subject: You're invited to Humanity's first ever webinar with healthcare pioneers

Hi [First Name],

We're thrilled to have Anton Derlyatka, Co-Founder & CEO of Sweatcoin, a Health & Fitness app used by over 130 million people, and Dr. Tam, Founder & Medical Director of Wellgevity, and former GB Athlete and Ironman Triathlon Champion, share their insights on why they believe in Humanity and their vision for our future.

Join us on October 18, 2023, from 3:00 PM to 4:00 PM EST for an exciting webinar, **Healthspan and Longevity: The Future of Health**, that will reshape your perspective on the outlook of health and wellness.

This is a fantastic opportunity to learn more about the direction of Humanity as well as the health and wellness industry from pioneers in the field.

Don't miss out on this exclusive Humanity community experience. Reserve your spot here. We'd love to see you.

Best wishes,
Pete and MG

10/17 send out Reminder Webinar:

[First Name],

Our webinar on "Healthspan and Longevity: The Future of Health," is happening tomorrow, on October 18, 2023, from 3:00 PM to 4:00 PM EST.

Anton Derlyatka, Co-Founder & CEO of Sweatcoin, and Dr. Tam, Founder & Medical Director of Wellgevity, will be sharing their visions for the future of health and Humanity's role in shaping it.

If you haven't yet, make sure to reserve your spot. We look forward to seeing you there.

Best wishes,
Pete and MG

LinkedIn Post for Pete/MG

I'm thrilled to invite you to a very special event, a glimpse into the future of health that we are working towards. As a co-founder of Humanity, I'm incredibly proud of the strides we've made in the field of health and wellness, and we're eager to share our vision with you all.

📅 Save the Date: October 18, 2023
🕒 Time: 3-4 pm EST / 12-1 pm PST

🌐 Webinar: "Healthspan and Longevity: The Future of Health"

Our guests, @Anton Derlyatka, Cofounder & CEO of Sweatcoin, and @Dr. Tam, Founder & Medical Director of Wellgevity, will join us to share their unique insights and perspectives. We're honored to have such industry leaders on board.

This isn't just an opportunity to hear from experts; it's a chance to connect with like-minded individuals who share our passion for improving the quality of life and extending our healthspan. Join us as we discuss how Humanity is paving the way for a healthier, longer, and happier future.

We can't wait to see you there.

To register, simply click the link below:
https://lu.ma/7oi8gdi9

See you on October 18th! 🚀

10. Email Investors & Advisors

Subject:

Help Humanity reach it’s fundraise target - now live to the public on Wefunder

Body:

Hey First_Name!

As one of our valued investors and advisors, we wanted you to be one of the first to know:

Humanity’s crowd fundraise on Wefunder just went live to the public, and we’re offering preferential terms on the next $500k raised, having raised $1.9m previously on the same terms.

We'd appreciate your support towards helping us reach our target of raising another $1m on Wefunder as soon as possible.

2 things we'd love your support on:

1. Share our campaign on LinkedIn. Copy you can use and repurpose below:
    a. COPY HERE
2. Support our campaign by adding an investment on our page. Check out the link below, people seem to love our video.

https://wefunder.com/humanity

The extra funds will extend our runway by 2 years, enablings us to:

- Prove out successful **B2B pilot with Apple** and others
- Successfully launch and scale our Premium Pro offering, which includes Blood Analysis
- Optimize the app for increased engagement, retention, user and revenue growth

I will also be sending out our quarterly Investor Update at the end of the month, to highlight all the progress we are making.

If any questions, just message or you can also schedule a 15 minute call with me or MG, here

Best wishes,

Pete

~~***Variant 2: (Not use)***~~

~~Subject:~~

~~Humanity has privately launched on WeFunder, with preferential terms~~

~~Body:~~

~~Hi First_Name,~~

~~As one of our valued investors and advisors, we wanted you to be one of the first to know:~~

~~Humanity just kicked off its crowd raise (in private phase) and we're offering preferential terms on the next $500k raised, having already closed $1.8m on the same terms previously.~~

~~As mentioned in our investor update, we are looking to raise an additional $1m, giving us 2 years of runway, and the ability to successfully:~~

- ~~Unlock the viral growth engine, which we are making good progress on~~
- ~~Launch a series of B2B pilots with the likes of Apple, Holland & Barrett, A large mobile operator and a leading health & fitness App, offering either:~~
  - ~~Humanity Enterprise for Teams~~
  - ~~Humanity Biological Age API~~
- ~~Add a higher tier subscription offering (Premium Pro) which includes blood analysis~~

~~To learn more about the opportunity and reserve your allocation before it fills up, check out the video and more details here:~~

~~https://wefunder.com/humanity~~

~~As it's in "private phase", we'd appreciate that you do not publicly post or share the above on any social media channels, but happy for you to share it with close connections and those you know who are interested in our space and supportive of our mission.~~

~~You can also schedule a 30 min call with me or MG in the coming weeks,~~ here

~~Best wishes,~~

~~Pete~~

11. Email Pipedrive Investors

Subject:
Time Sensitive: Invest in Humanity equity crowd raise on preferential terms, before we open to the public

Hey First_Name!

As one of the investors we had previously connected with and shortlisted to join us on our mission here at Humanity, we wanted you to be one of the first to know:

Humanity just kicked off its equity crowd raise (in private phase) and we're offering preferential terms on the next $500k raised, having already closed $1.8m on the same terms previously.

To learn more about the opportunity and reserve your allocation before it fills up, check out the video (people seem to love it) and request an allocation here:

https://wefunder.com/humanity

Humanity is already backed by 75 angels and well-known venture funds, including some of the world's most renowned investors in health & longevity, such as the founders of Calm, SweatCoin, One Medical, Seedcamp, ai Capital, Esther Dyson, and more.

As it's in "private phase", we'd appreciate that you do not publicly post or share the above on any social media channels, but happy for you to share it with close connections and those you know who are interested in our space and supportive of our mission.

If any questions, just message or you can also schedule a 15 minute call with me or my co-founder MG, here

Speak soon,

Pete & MG

12. LinkedIn Message 1st Degree Connections

Variant 1:
Message 1:

"Hey [LinkedIn Connection's First Name]!

As I know you value health, I wanted to give you a personal heads up:

We're offering our close connections and supporters of our mission, the chance to invest in our startup - Humanity - the world's #1 health & longevity app, with preferential terms before we open up to the public.

Message 2: immediately after 1st

The founders of One Medical, Calm, and SweatCoin are already on the cap table as well. Round details (and powerful video) here: https://wefunder.com/humanity

Message 3: 2 weeks after

Let me know what you think? See link above. We'd love to have you on the journey with us.

__Variant 2 (single message)__

Hey [LinkedIn Connection's First Name]!

As I know you value health and understand the power of AI, I wanted to give you a personal heads up that we just launched an equity crowdraise for my startup Humanity (#1 health AI & longevity app) with preferential terms before we open up to the public.

The founders of One Medical, Calm, and SweatCoin are already on the cap table as well. Round details (and powerful video) here: https://wefunder.com/humanity

—--

Other draft texts….

HLTH contacts…

Hi First_Name,

Pete and Mike here, Co-founders of Humanity - the world's #1 health and longevity app platform, powered by AI.

As you're one of the leaders in the health industry that we've met at a previous health event, we wanted to give you a personal heads up:

Humanity just opened up its Wefunder crowdraise campaign to the public, having closed $1.9m on the same terms. You can learn more on our crowdraise page here:

Https://wefunder.com/humanity

We're building an app that helps individuals live healthier for longer by monitoring their rate of aging through digital, blood and genetic markers, and recommending specific actions to take to improve one's health, based on what's working for people like them. Like a WAZE for health.

Highlights:

- Repeat founders with successful exits of platforms that reached over 1 billion users and hundreds of $ millions in revenues (Stanford, MIT, Cambridge, Accenture, AnchorFree, lastminute,com and Badoo).

- 12% conversion to premium compared to 1-2% industry average
- 63% Usage retention after 12 weeks for premium users and 48% for all users
- 4.8 Star rating with over 4,500 reviews on Apple App Store
- Advanced strategic partnership discussions with several of the worlds largest companies focused on health and wellness including one of the largest hardware and software companies, retailers, fitness apps and various insurance companies
- Proven behavior change with over 15% median increase in movement after sign up (18% if BMI > 30)

If you'd like to take a look at the deck and schedule an introductory call, let us know. You can also reserve an allocation directly on the Wefunder page.

Best wishes,

Pete & MG

Co-founders of Humanity

Investor Thank Yous

Subject: You're now a Humanity investor!

Hey First Name,

Thanks for your investment in Humanity, and we're excited to have you.

I'll periodically send out updates about Humanity and the campaign from my email, so if you know any other investors who'd be interested, intros are always appreciated. In fact, several of our partnerships and past investors were through introductions.

If you haven't already done so, feel free to connect with me on LinkedIn as well.

Pete

CEO and Cofounder of Humanity

Public Launch Messaging:

LinkedIn Social Post:

🚀 Some news for @Humanity

We're excited to announce that Humanity, the world's #1 Health & Longevity app, has just opened up its community investment round on Wefunder, to the public!

From as little as $100, you can join us on our mission to give back 1 billion years of health to the world by the end of this decade.

Here's why you should become an investor, if you haven't done so already:

📊 Impressive Metrics: Our app boasts a 4.8-star rating with over 4,500 reviews on the Apple App Store, with leading market metrics and a remarkable 10x conversion rate to premium subscriptions.

🌍 Visionary Founders: MG and I, as co-founders have collectively scaled consumer apps to 1 over billion users and hundreds of $ million in revenues, achieving significant exits.

💰 Invest with Us: You now have the opportunity to invest alongside top institutional investors, angels and health & tech founders. Join us in shaping the future of health and longevity.

🌐 Backed by the Best: Humanity is backed by leading investors, including Seedcamp, OneWay Ventures, and founders of Calm, SweatCoin, Shazam, Soundcloud & One Medical and more.

Learn more and invest here: https://wefunder.com/humanity/

Join us on this transformative journey to revolutionize the world of health and longevity. Let's make a positive impact on humanity, together!

[Add Fundraise Video to LinkedIn post]

Customer Go Live Email:
Subject Line: Humanity's Community Raise is Now Live to the Public. Spread the Word.

Hi First_Name!

We're excited to announce that Humanity, the world's #1 Health & Longevity app, has just opened up its community investment round on Wefunder, to the public!

From as little as $100, you can join us in our mission to give back 1 billion years of health to the world by the end of this decade, and help spread the word!

Here's why you should become an investor, if you haven't done so already, and recommend it to others:

📊 **Impressive Metrics:** Our app boasts a 4.8-star rating with over 4,500 reviews on the Apple App Store, with leading market metrics and a remarkable 10x conversion rate to premium subscriptions.

🌍 **Visionary Founders:** MG and I, as co-founders have collectively scaled consumer apps to 1 over billion users and hundreds of million $ in revenues, achieving significant exits.

💰 **Invest with Us:** You now have the opportunity to invest alongside top institutional investors, angels and health & tech founders. Join us in shaping the future of health and longevity.

🌐 **Backed by the Best:** Humanity is backed by leading investors, including Seedcamp, OneWay Ventures, and founders of Calm, SweatCoin, Shazam, Soundcloud & One Medical and more.

Learn more and invest here: **https://wefunder.com/humanity/**

Join us on this transformative journey to revolutionize the world of health and longevity. Let's make a positive impact on humanity, together!

Pete & Mike